UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from             to
Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.
Exhibits
23	Consent of Independent Registered Public Accounting Firm

Harley-Davidson Retirement Savings Plan
for Kansas City Hourly Bargaining Unit Employees
Financial Statements
Years Ended December 31, 2020 (in Liquidation) and 2019 (Ongoing)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and the Plan Administrator
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (the Plan) as of December 31, 2020 (in liquidation) and 2019 (ongoing), and the related statement of changes in net assets available for benefits in liquidation for the year ended December 31, 2020 and statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 (in liquidation) and 2019 (ongoing), and the changes in its net assets available for benefits in liquidation for the year ended December 31, 2020 and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Adoption of Liquidation Basis of Accounting
As discussed in Note 1 to the financial statements, the governing body of Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees approved a plan of liquidation on September 3, 2020, and management determined liquidation is imminent. As a result, Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees has changed its basis of accounting for the year ended 2020 from the ongoing basis to a liquidation basis. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

We have served as the auditor of the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees since at least 2002, but we are unable to determine the specific year.

Milwaukee, Wisconsin
June 21, 2021

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Statements of Net Assets Available for Benefits
December 31, 2020 (in Liquidation) and 2019 (Ongoing)

	2020 (in Liquidation)	2019 (Ongoing)
Assets
Investment in Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$—	$11,168,115
Notes receivable from participants	—	55,091
	—	55,091
Net assets available for benefits	$—	$11,223,206
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 (in Liquidation) and 2019 (Ongoing)

	2020 (in Liquidation)	2019 (Ongoing)
Additions:
Income:
Investment income of Harley-Davidson Retirement Savings Plan Master Trust (Note 3)	$16,028	$2,754,023
Interest on notes receivable from participants	1,338	14,787
	17,366	2,768,810
Contributions:
Participant	—	371,927
Company	—	58,419
	—	430,346
	17,366	3,199,156
Deductions:
Benefit payments and withdrawals	3,861,111	8,366,213
Administrative expenses	5,297	28,414
	3,866,408	8,394,627
Net decrease prior to transfers	(3,849,042)	(5,195,471)
Transfers (to) from other Plans	(7,374,164)	37,611
Net decrease	(11,223,206)	(5,157,860)
Net assets available for benefits at beginning of year	11,223,206	16,381,066
Net assets available for benefits at end of year	$—	$11,223,206
See accompanying notes to financial statements.

Harley-Davidson Retirement Savings Plans
Notes to Financial Statements
1. Description of Plan
The accompanying financial statements are for the Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees (the Plan or KCSP). The Plan participates in the Harley-Davidson Retirement Savings Plan Master Trust (the Master Trust).
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Retirement Plans Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.
The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plan provides for both participant contributions and contributions from Harley-Davidson, Inc. and its subsidiaries (collectively, the Company) to be held in a trust by an independent trustee for the benefit of participating employees. All Plan investments are held in the Master Trust. The trustee is Fidelity Management Trust Company. Fidelity Workplace Services LLC is the record-keeper for the Plan. Harley-Davidson Motor Company Group, LLC is the plan sponsor for the Plan.
General
The Plan is a defined contribution plan that covers former hourly employees of the Harley-Davidson Motor Company Operations, Inc. Kansas City plant, subject to certain collective bargaining agreements and meeting minimum eligibility requirements, prior to the termination of the Plan.
Termination of Plan
The Company has the right to terminate the Plan subject to the provisions of ERISA. On January 25, 2018, the Board of Directors of the Company approved a plan to further improve its manufacturing operations and cost structure by commencing a multi-year manufacturing optimization plan anchored by the consolidation of its motorcycle assembly plant in Kansas City, Missouri into its plant in York, Pennsylvania. The Company implemented the optimization plan in 2018 and it was completed in 2019. The consolidation resulted in the termination of all active participants in the Plan. The Plan’s governing body approved a plan of liquidation on September 3, 2020. Effective December 1, 2020, the Plan was amended and terminated, making liquidation of the Plan imminent. Former participants with remaining investment balances who did not affirmatively elect a distribution in connection with the plan termination were transferred to another Harley-Davidson Retirement Savings Plan.
Contributions
Participants may defer a portion of their compensation on a pre-tax basis through contributions to the Plan. The Plan also allows participants to make after-tax basis Roth contributions and in-plan Roth conversions. The maximum amount that participants may defer and contribute to the Plan is determined from time to time by the plan sponsor and is subject to limitations under the Internal Revenue Code (the Code). Rollover contributions to the Plan are permitted under certain circumstances, as defined in the applicable Plan’s documents. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to Internal Revenue Service (IRS) limits. Employees are automatically enrolled in the Plan unless they affirmatively opt out.
The Plan allowed for Company matching contributions in Harley-Davidson, Inc. common stock up to $0.25 per dollar of participant contributions. The matching contributions applied only to participant contributions up to 6% of a participant’s eligible compensation.
Upon termination of employment, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. There were no forfeited non-vested accounts as of December 31, 2020. As of December 31, 2019, forfeited non-vested accounts totaled $11,175.

Participants’ Accounts
Separate accounts are maintained for each participant. The account balances are adjusted on a daily basis for participants’ contributions, Company contributions, rollover contributions, net investment income (losses), loan fees and other administrative expenses, and distributions of participants’ benefits or withdrawals. Participants have the option of investing their contributions in one or any combination of the available investment funds, which includes a self-directed brokerage account feature. The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provide that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s investment alternatives daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in 100% of their contributions and earnings thereon. Participants vest 100% in Company contributions after completing three years of vesting service, with at least 1,000 hours of service in each year. Participants are 100% vested in their proportionate share of any dividends received by the Plan on the shares of Harley-Davidson, Inc. common stock held by the Plan in the Harley-Davidson, Inc. Common Stock Fund.
Participants who terminate due to death, disability, or retirement immediately become 100% vested in their entire account.
Effective January 29, 2018, the Plan was amended to fully vest the accounts of participants affected by the closure of the Company's Kansas City facility. Participants who terminated employment on or after January 29, 2018 were 100% vested in their account, without regard to the years of vesting service completed prior to termination of employment.
Payments of Benefits and Withdrawals
For payments made upon retirement, death, disability, or termination of employment, the balance in a participant’s account is paid to the participant or beneficiary in a lump sum, periodic payments (in certain instances), or other form of payment as allowed under the Plan.
Participants may not withdraw (prior to retirement, death, disability, or termination of employment) any portion of their account pertaining to contributions made under provisions of Section 401(k) of the Code, except for financial hardships, as defined in the Code, or after the participant attains age 59 ½ or becomes disabled, as defined by the Social Security Administration. The permissible in-service withdrawals are from participant contributions.
Participant Employee Stock Ownership Plan Dividend Election Rights
The portion of the Plan that is at any time invested in Harley-Davidson, Inc. common stock held in the Harley-Davidson, Inc. Common Stock Fund shall be considered an employee stock ownership plan under Section 4975(e)(7) of the Code. Each participant or beneficiary may elect to have their proportionate share of the Harley-Davidson, Inc. common stock dividends paid to them as cash or reinvested in the Harley-Davidson, Inc. Common Stock Fund.
Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balances, not to exceed $50,000. A borrower may request a loan only if the borrower’s vested Plan account balance is at least $2,000, and the minimum loan amount shall be $1,000. Loans are not permitted from Company matching contributions or employer retirement contributions regardless of vesting status. Loans bear interest at a rate commensurate with that charged by commercial lenders for similar loans. The term of the loan cannot exceed five years (ten years in the case of a home purchase).
Administrative Expenses
Most administrative expenses are paid by the Plan unless otherwise paid by the Company. Loan application and service fees are paid directly by participants. Expenses paid by the Company are excluded from these financial statements. Investment related expenses are included in the net appreciation (depreciation) of fair value of investments.
CARES Act
On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act (CARES Act) was signed in law. This aid package was designed to help the economy from the effects of the coronavirus pandemic. Several of the provisions of CARES

Act affected employee benefit plans. The provisions of the CARES Act were optional. During 2020, the Plan has opted into the following provisions of the CARES Act:
•Hardship distributions - Qualified plan participants were permitted to take a coronavirus pandemic-related distribution of up to $100,000 from the Plan without a 10% early withdrawal penalty. Eligible distributions were permitted to be taken up until December 31, 2020. Distributions may be repaid within three years or a participant may elect these distributions to be included in taxable income on a pro rata basis over three years.
•Participant loans - Participants were permitted to borrow up to $100,000 during 2020 (an increase from $50,000 previously permitted). The CARES Act allowed new or existing loan repayments which were scheduled to occur between March 27, 2020 and December 31, 2020 to be delayed until 2021 by re-amortizing and extending the loan maturity date.
•Required minimum distributions (RMDs) - A temporary waiver of required minimum distributions rules permitted participants to suspend their RMDs for 2020 for participants that turned 70 ½ in 2019 and 72 in 2020.
2. Summary of Significant Accounting Policies
Basis of Accounting
As a result of the decision to terminate the Plan effective December 1, 2020, and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), the Plan’s financial statements as of and for the year ended December 31, 2020 are presented using the liquidation basis of accounting. For periods before the decision to terminate the Plan was made, the financial statements were prepared using the ongoing basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates
Investment Valuation and Income Recognition
All investment assets held by the Master Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 4 for further discussion and disclosures related to fair value measurement. The Master Trust is an arrangement that provides for the collective investment of the assets of the participating plans (see Note 3).
Purchases and sales of specific Master Trust investments are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019. If a participant ceases to make loan repayments, the plan sponsor will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date.
Payment of Benefits
Benefits are recorded when paid.

3. Master Trust
The purpose of the Master Trust is the collective investment of assets of the participating plans. Employee retirement savings plans of the Company that participate in the Master Trust include the Harley-Davidson Retirement Savings Plan for Salaried Employees (SSP), the Harley-Davidson Retirement Savings Plan for Milwaukee & Tomahawk Hourly Bargaining Unit Employees (WHSP), the Harley-Davidson Retirement Savings Plan for York Hourly Bargaining Unit Employees (YSP), and the KCSP until its termination in 2020. Effective December 21, 2020, the Master Trust Agreement was amended to remove the Plan.
Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income, losses, and expenses resulting from the collective investment of the assets of the Master Trust.
Investment income, losses, and administrative expenses related to the Master Trust are allocated to the individual participating plans daily based on each participant’s account balance within each investment fund option.
A summary of the Master Trust’s net assets and the participating plans' interest in the Master Trust balances as of December 31, 2020 and 2019, was as follows:

	2020
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$608,737,428	$125,865,834	$67,545,435	$802,148,697
Mutual funds	107,712,989	16,142,971	7,437,681	131,293,641
Brokerage accounts	39,836,502	17,161,025	5,596,845	62,594,372
Money market fund	42,571,030	18,094,641	7,324,317	67,989,988
Harley-Davidson, Inc. Common Stock Fund	51,363,523	11,647,962	8,126,811	71,138,296
Investment in Harley-Davidson Retirement Savings Master Trust	$850,221,472	$188,912,433	$96,031,089	$1,135,164,994

	2019
	Harley-Davidson SSP (Plan No. 002)	Harley-Davidson WHSP (Plan No. 005)	Harley-Davidson KCSP (Plan No. 006)	Harley-Davidson YSP (Plan No. 008)	Total Master Trust Balances
Investments at fair value:
Common collective trust funds	$550,733,860	$115,914,885	$8,867,750	$65,778,356	$741,294,851
Mutual funds	110,935,396	17,164,910	731,297	8,119,654	136,951,257
Brokerage accounts	23,441,962	11,497,253	517	3,340,632	38,280,364
Money market fund	33,082,323	18,111,697	578,293	3,949,709	55,722,022
Harley-Davidson, Inc. Common Stock Fund	57,426,564	12,771,053	990,258	9,270,281	80,458,156
Investment in Harley-Davidson Retirement Savings Master Trust	$775,620,105	$175,459,798	$11,168,115	$90,458,632	$1,052,706,650
Investment income and losses have been allocated among the participating plans based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2020 and 2019, was as follows:

	2020	2019
Interest and dividend income	$3,853,852	$9,464,481
Net appreciation in fair value of investments	146,138,522	186,005,910
Investment income of the Master Trust	149,992,374	195,470,391
The net assets of the Harley-Davidson, Inc. Common Stock Fund consisted of the following as of December 31, 2020 and 2019:

	2020	2019
Harley-Davidson, Inc. common stock	$70,598,762	$79,837,930
Money market fund	584,759	724,594
Other payable	(45,225)	(104,368)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$71,138,296	$80,458,156
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•Quoted prices for similar assets and liabilities in active markets
•Quoted prices for identical or similar assets or liabilities in markets that are not active
•Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumption about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.
The following is a description of the valuation techniques and inputs used for each general type of investment as of December 31, 2020 and 2019 for the Master Trust’s assets measured at fair value:
Common collective trust funds – Valued at the net asset value (NAV) of units of a collective trust, which is the basis for current transactions and readily available to current investors.
Mutual funds – Valued at quoted market prices, which represent the NAV of shares held at year-end.
Brokerage accounts – These are participant self-directed investments which consist primarily of common stock, mutual funds, and money market funds. The valuation techniques and inputs for each of these investments are described below.
Money market funds – Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Harley-Davidson, Inc. Common Stock Fund – The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded.
The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets measured at fair value as of December 31, 2020 and 2019. There were no Master Trust assets measured at fair value within level 2 or level 3 in the fair value hierarchy as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
	Level 1	Total
Common collective trust funds	$802,148,697	$802,148,697
Mutual funds	131,293,641	131,293,641
Brokerage accounts	62,594,372	62,594,372
Money market funds	67,989,988	67,989,988
Harley-Davidson, Inc. Common Stock Fund	71,138,296	71,138,296
	$1,135,164,994	$1,135,164,994

	Assets at Fair Value as of December 31, 2019
	Level 1	Total
Common collective trust funds	$741,294,851	$741,294,851
Mutual funds	136,951,257	136,951,257
Brokerage accounts	38,280,364	38,280,364
Money market fund	55,722,022	55,722,022
Harley-Davidson, Inc. Common Stock Fund	80,458,156	80,458,156
	$1,052,706,650	$1,052,706,650

5. Related Party and Parties-in-Interest Transactions
Certain investments are shares of common collective trust funds and money market funds managed by the trustee, and therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees for certain administrative expenses are generally paid by the Company. The Master Trust also holds investments in Harley-Davidson, Inc. common stock. Transactions in Harley-Davidson, Inc. common stock are party-in-interest transactions under the provisions of ERISA.
As of December 31, 2020 and 2019, the Master Trust held 1,923,672 and 2,146,758 shares, respectively, of common stock of Harley-Davidson, Inc., the sponsoring employer, with a fair value of $70,598,762 and $79,837,930, respectively. During the years ended December 31, 2020 and 2019, dividends on Harley-Davidson, Inc. common stock held in the Master Trust’s Harley-Davidson, Inc. Common Stock Fund were paid and/or credited to eligible Plan participants’ accounts in the amounts of $903,057 and $3,240,405, respectively.
6. Tax Status
The Plan has received a determination letter from the IRS dated March 30, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated and terminated. The Plan has applied for a determination letter from the IRS stating that the Plan’s termination does not adversely affect the qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan sponsor has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harley-Davidson Retirement Savings Plan for Kansas City Hourly Bargaining Unit Employees

Date: June 21, 2021	By:	/s/ Gina Goetter

Gina Goetter
Administrative Committee Member